EXHIBIT 99.1

VOX ROYALTY ACQUIRES PRODUCING GOLD ROYALTY

IN NEW SOUTH WALES, AUSTRALIA

DENVER — February 26, 2026 — Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to announce that its subsidiary, Vox Royalty Australia Pty Ltd. (“Vox Australia”), has completed the acquisition of a portfolio of two Australian gold and copper royalties from a third party in Australia (the “Portfolio”) for total cash consideration of up to A$650,000. The Company paid A$450,000 at closing and a further A$200,000 is payable on the satisfaction of post-closing conditions, which Vox expects to be satisfied later in 2026.

The Portfolio includes: (i) a 4.5% gold royalty payable on production of the first 250,000oz of gravity gold (the “Federation Royalty”), of which 46,372oz remain payable, from the Hera Tenement EL6162 in New South Wales, Australia (the “Tenement”); and (ii) the rights to an uncapped feasibility-stage copper tonnage royalty in Western Australia. The Tenement is currently held and operated by a subsidiary of Aurelia Metals Limited (“Aurelia”).

Spencer Cole, Vox’s President & Chief Investment Officer, stated: “We are pleased to expand our Australian royalty portfolio with two additional Australian royalties, including a meaningful 4.5% gold royalty over producing tenure operated by Aurelia. We are acquiring 2,087oz of production-stage GEOs (46,372oz x 4.5%) at an implied cost of less than $200/ounce. This transaction aligns with Vox’s strategy of acquiring value in derisked precious and base metal assets. Further, we expect an active year on business development within Vox’s core focus of acquiring near-term producing legacy royalties.”

Figure 1 – Map of EL6162#

With respect to the Federation Royalty, each of the Hera and Federation mines is located on the Tenement. Both the former Hera mine and the newly constructed Federation Mine are underground polymetallic operations producing zinc, lead, gold and silver concentrates and doré. Federation, a high-grade deposit located approximately 10km south of Hera, recently commenced commercial production and is being integrated with Aurelia’s regional processing infrastructure.

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Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox Royalty Corp. (NASDAQ: VOXR | TSX: VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 12 producing and 25 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to generate convex, long-term returns and deliver superior investment outcomes for shareholders.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
President & Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com (720) 602-4223	info@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws but is defined in NI 43-101 as an “acceptable foreign code”. Readers are cautioned that a qualified person has not carried out independent work to validate the JORC Code resource and reserve estimates referenced herein.

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator disclosure provided by management and the potential impact on the Company of such operator disclosure, statements regarding expectations relating to production at the Tenement and payability of the Federation Royalty, expectations regarding the size, quality and exploitability of the resources within the Tenement and statements regarding the satisfaction of post-closing conditions.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedar.com and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

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ASX Aurelia Metals Limited News Release dated 16 October 2025: Nymagee Exploration Update (https://aureliametals.com/wp-content/uploads/2025/10/ASX-Announcement_Nymagee-Exploration-Update_October-2025.pdf)

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